MEMORANDUM OF RESPONSES
RICK’S CABARET INTERNATIONAL, INC.
FILE NO. 001-13922

FORM 10-KSB for the Fiscal Year September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008

1.	We have noted the Staff’s comment regarding our incorrect commission file number and intend to correct it in future filings.

2.
The property held for sale referred to in item 6 was listed for sale by mistake.  The disclosure should have said “held for lease” instead.  The ranch property listed for sale in item 7 was not presented separately on the face of the balance sheet as held for sale because the property has been listed for several years and, based on the lack of movement of similar property, the Company has no expectation that the property will sell in the near future.  We have noted the Staff’s comment regarding our policy for measuring the carrying amounts of long-lived assets held for sale and will make the appropriate disclosure in future filings.  Following is our proposed disclosure:

Impairment of Long-Lived Assets

The Company reviews property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets with definite lives are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value.  Assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for our club assets are identified at the individual club level.

3.
The doubling of other revenues from Fiscal 2007 to 2008 is due to the acquisition growth during 2008.  All other revenue items increased similarly.  We have increased the scope of our MD&A disclosure in the first quarter of our fiscal 2009, in fact, to address these and similar issues.  We have noted the Staff’s comment regarding the revenue recognition accounting policy and intend to expand the disclosure in future filings.

4.
Cost of goods sold includes cost of alcoholic and non-alcoholic beverages, food, cigars and cigarettes, merchandise, media printing/binding, media postage and internet traffic purchases and webmaster payouts.  We have noted the Staff’s comment regarding cost of goods sold and intend to expand the disclosure in future filings.

5.	We have noted the Staff’s comment and intend to expand the disclosure in future filings.

6.
Under the transition rules for small businesses, the Company was not required to have an attestation report on its internal control in this fiscal year.  We have noted the Staff’s comment and intend to expand the disclosure in future filings.

7.	We have noted the Staff’s comment and intend to expand the disclosure in future filings.

8.	We have noted the Staff’s comment and intend to expand the disclosure in future filings.

9.	We have noted the Staff’s comment and intend to expand the disclosure in future filings.

10.
We have evaluated our long-lived assets as of September 30, 2008 and determined that no impairment was necessary.  We have noted the Staff’s comment and intend to expand the disclosure in future filings.  Please see the proposed disclosure in #2 above.

11.	The changes in goodwill can be determined from the Acquisitions footnote, but we have noted the Staff’s comment and intend to expand the disclosure in future filings.

12.
Before 2007, the Company had not recorded deferred taxes for the difference between the book and tax basis of assets acquired in business combinations.  In the fourth quarter of 2007, the Company recorded $4,505,437 of deferred tax liabilities related to these differences, of which $1,561,989 related to an acquisition made in the third quarter of fiscal 2007.  The offset to the entry to record the deferred tax liability was to goodwill with no effect on income or expense.

13.
General corporate expenses include corporate salaries, health insurance and social security taxes for officers, legal, accounting and information technology employees, corporate taxes and insurance, legal and accounting fees, depreciation and other corporate costs such as automobile and travel costs.  Management considers these to be non-allocable costs for segment purposes.  We have noted the Staff’s comment and intend to expand the disclosure in future filings.

14.
The General corporate capital expenditures include the Company’s corporate aircraft and certain buildings acquired by our real estate holding company.  While these buildings are utilized by the nightclub segment, we consider them to be general corporate holdings.  In future filings, we do not intend to disclose segment information due to the immaterial nature of our other segments.

15.	We have noted the Staff’s comment and intend to expand the disclosure in future filings.

16.	In response to the Staff’s comment, we have accounted for these transactions under Topic No. D-98.

We make reference to paragraph 61(e) of SFAS No. 133:

e. Calls and puts on equity instruments. A put option that enables the holder to require the issuer of an equity instrument to reacquire that equity instrument for cash or other assets is not clearly and closely related to that equity instrument. Thus, such a put option embedded in a publicly traded equity instrument to which it relates should be separated from the host contract by the holder of the equity instrument if the criteria in paragraphs 12(b) and 12(c) are also met. That put option also should be separated from the host contract by the issuer of the equity instrument except in those cases in which the put option is not considered to be a derivative instrument pursuant to paragraph 11(a) because it is classified in stockholders’ equity. A purchased call option that enables the issuer of an equity instrument (such as common stock) to reacquire that equity instrument would not be considered to be a derivative instrument by the issuer of the equity instrument pursuant to paragraph 11(a). Thus, if the call option were embedded in the related equity instrument, it would not be separated from the host contract by the issuer. However, for the holder of the related equity instrument, the embedded written call option would not be considered to be clearly and closely related to the equity instrument, if the criteria in paragraphs 12(b) and 12(c) were met, and should be separated from the host contract.

Since Rick’s Cabaret International, Inc. (the “Company”) is the issuer of the equity instrument, we make reference to paragraph 11(a) of SFAS No. 133:

11. Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

In response to paragraph 11(a)(1), the contract is indexed to its own stock as the shares that have been issued are shares of the Company’s common stock.

In response to paragraph 11(a)(2), we make reference to an excerpt from Statement 133 Implementation Issue No. C2 from the Derivatives Implementation Group (DIG):

EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” as partially nullified by Statement 150, requires that an embedded derivative financial instrument indexed to a company’s own stock to be settled in shares be reported in permanent equity and an amount equal to the cash redemption amount under the physical settlement be transferred to temporary equity. Paragraph 11(a) of Statement 133 requires that the reporting entity shall consider contracts indexed to its own stock and classified in stockholders’ equity in its statement of financial position not to be derivative instruments for purposes of Statement 133. Although ASR 268 requires reclassification of an amount from permanent equity into temporary equity equal to the amount related to the number of shares subject to the put option, temporary equity is considered stockholders’ equity even though it is required by the SEC to be displayed outside of the permanent equity section.

From the response of the DIG, temporary equity is considered stockholders’ equity and hence meets the requirement of SFAS No. 133 paragraph 11(a)(2).  Therefore, the contracts are not considered derivative instruments under SFAS No. 133 and are accounted for under EITF Topic No. D-98.

17.
Our accounting policy regarding put options is already effectively disclosed in the Form 10-KSB, but we have noted the Staff’s comment and intend to expand the disclosure in future Form 10-Q filings.  Following is our proposed disclosure:

Put Options

In certain situations, the Company issues restricted common shares as partial consideration for acquisitions of certain businesses or assets.  The holder of such shares has the right, but not the obligation, to put a fixed number of the shares on a monthly basis back to the Company at a fixed price per share.  The Company may elect during any given month to either buy the monthly shares or, if management elects not to do so, the holder can sell the monthly shares in the open market, and any deficiency between the amount which the holder receives from the sale of the monthly shares and the value of shares will be paid by the Company.  The Company has accounted for these shares in accordance with the guidance established by EITF Topic D-98 as a reclass of the value of the shares from permanent to temporary equity.  As the shares become due, the Company transfers the value of the shares back to permanent equity, less any amount paid to the holder.

18.	We have noted the Staff’s comment and intend to expand the disclosure in future Form 10-Q filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal securities laws of the United States.

RICK'S CABARET INTERNATIONAL, INC.

Date: March 31, 2009	By:/s/ Eric S. Langan
Eric S. Langan
Chief Executive Officer and President

Date: March 31, 2009	By:/s/ Phillip K. Marshall
Phillip K. Marshall
Chief Financial Officer and Principal Accounting Officer